Enterra Energy Trust Notice of Third Quarter 2008 Results,

Conference Call and Webcast Details

Calgary, Alberta – (Marketwire – November 12, 2008) – Enterra Energy Trust (“Enterra” or the “Trust”) will announce its third quarter 2008 financial and operating results on Friday, November 14, 2008 prior to market opening.  A conference call and live audio webcast has been scheduled for Tuesday, November 18, 2008 at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time), to discuss these results.

To access the call on November 18, please dial 866-225-6564 or 416-641-6119. The audio webcast will be available on the home page of our website at www.enterraenergy.com.

A replay of the conference call will be available until 11:59 p.m. Mountain Time, November 25, 2008. The replay may be accessed on Enterra’s website in the Investor Relations section, or by dialing 800-408-3053 or 416-695-5800, followed by passcode 3274574#.

Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units are listed on the Toronto Stock Exchange (ENT.UN) and the New York Stock Exchange (ENT).  The Trust portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 63 percent natural gas and 37 percent crude oil and natural gas liquids.  Enterra has compiled a multi-year drilling inventory for its properties.

For further information please contact:

Kristin Mason

Investor Relations Coordinator

(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com